Exhibit 99.3

Media Relations Contacts

Lucas van Grinsven - Communications - +31 40 268 3949 - Veldhoven, the Netherlands

Investor Relations Contacts

Craig DeYoung - Investor Relations - +1 480 383 4005 - Tempe, Arizona, USA

Franki D’Hoore – Investor Relations - +31 40 268 6494 - Veldhoven, the Netherlands

ASML publishes 2012 annual reports

VELDHOVEN, the Netherlands, 13 February 2013 – ASML Holding NV (ASML) has filed its annual report on Form 20-F for the fiscal year ended 31 December 2012 with the U.S. Securities and Exchange Commission (SEC), and has filed its Statutory Annual Report 2012 with the Dutch Authority for the Financial Markets (AFM). The annual reports and the Remuneration Report 2012 are available online.

•	ASML’s Form 20-F 2012 is available online at www.asml.com/annualreport2012 and will be available at www.sec.gov

•	ASML’s Statutory Annual Report 2012 and the Remuneration Report 2012 are available at www.asml.com/annualreport2012

•	ASML’s Sustainability Report 2012 will be available on 6 March 2013

•	ASML will hold its Annual General Meeting of Shareholders (AGM) on 24 April 2013 and the AGM agenda with all related documents will be available online at www.asml.com/agm2013 on 6 March 2013

ASML publishes its annual reports on www.asml.com where also our financial statements can be downloaded in the Excel spreadsheet format.

About ASML

ASML is one of the world’s leading providers of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. ASML has 8,500 employees on payroll (expressed in full time equivalents), serving chip manufacturers in more than 55 locations in 16 countries. More information about our company, our products and technology, and career opportunities is available on our website: www.asml.com

Forward Looking Statements

“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: this press release contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements relating to the date of ASML’s annual general meeting of shareholders and the publication of documents related thereto. These forward-looking statements involve risks and uncertainties that may cause results to differ materially from those set forth in the forward-looking statements. These forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions about future events, taking into account the information currently available to us, and readers should not place undue reliance on them. Actual results or developments may differ materially from those in the forward-looking statements. You should consider carefully the risks and uncertainties included in ASML’s Annual Report on Form 20-F and other documents filed by ASML from time to time with the SEC. ASML disclaims any obligation to update the forward-looking statements contained herein.